Filed pursuant to General Instruction II.L

of Form F-10; File No. 333-190657

This preliminary pricing supplement has not yet become final for the purpose of the sale of securities. Information contained in this preliminary pricing supplement is not complete and may have to be amended.

This pricing supplement, together with the short form base shelf prospectus dated September 4, 2013, as amended or supplemented, and each document incorporated by reference into the short form base shelf prospectus (collectively, the “Prospectus”) constitutes a public offering of these securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

SUBJECT TO COMPLETION, DATED OCTOBER 2, 2013

PRELIMINARY PRICING SUPPLEMENT NO. 2 DATED OCTOBER 2, 2013

(to the short form base shelf prospectus dated September 4, 2013)

HYDRO ONE INC.

SERIES 29 MEDIUM-TERM NOTES

(unsecured)

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this pricing supplement and the accompanying short form base shelf prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the Notes may have tax consequences to them. Such consequences may not be described fully in this pricing supplement or the accompanying short form base shelf prospectus. Prospective investors should review the tax disclosure contained in this pricing supplement and the accompanying short form base shelf prospectus, and should consult with their tax advisors before purchasing the Notes.

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of the Province of Ontario, that all of its officers and directors are Canadian residents, that all of the experts named in the Registration Statement are Canadian residents and that substantially all of the Company’s assets and the assets of said persons may be located outside of the United States.

THE NOTES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE OR PROVINCIAL SECURITIES COMMISSION OR REGULATOR NOR HAS THE SEC OR ANY STATE OR PROVINCIAL SECURITIES COMMISSION OR REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ISIN No. CA44810ZBK53

CUSIP No. 44810ZBK5

PRINCIPAL AMOUNT: $— (— million dollars) (Minimum $300 million)	DENOMINATIONS (if other than Cdn. dollars or Cdn. dollar denominations of Cdn. $1,000): N/A

ISSUE PRICE:	$— per $100.00 principal amount

AGENTS’ COMPENSATION:	$— per $100.00 principal amount

NET PROCEEDS TO HYDRO ONE INC. (the “Company”): $—	SPECIFIED CURRENCY: Canadian Dollars (—) Yes ( ) No Foreign Currency: Exchange Rate Agent:

ISSUE DATE:	October 9, 2013

STATED MATURITY:	October 9, 2043

INTEREST RATE:	— %

OFFERING YIELD:	—%

INTEREST PAYMENT DATE(S): Equal semi-annual payments on each April 9 and October 9, commencing April 9, 2014	PAYMENT OF PRINCIPAL AND ANY PREMIUM AND INTEREST: (—) Canadian Dollars ( ) Specified Currency

RECORD DATE(S): The second Business Day prior to such Interest Payment Date	DAY COUNT CONVENTION: ( ) 30/360 for the period from to ( ) Actual /360 for the period from to (—) Actual/Actual for the period from October 9, 2013 to October 9, 2043 ( ) Other

OTHER PROVISIONS: See “Redemption” and “Listing” below. Terms used in this Pricing Supplement and not defined herein have the meaning given to such terms in the short form base shelf prospectus of the Company dated September 4, 2013.	ADDENDUM ATTACHED: ( ) Yes (—) No

REDEMPTION:	Under the Trust Indenture, as supplemented by the Twenty-Ninth Supplemental Trust Indenture to be dated as of —, 2013, the Notes may be redeemed in whole or in part at the option of the Company prior to April 9, 2043, upon not less than 15 days and not more than 60 days notice to the holders of the Notes to be redeemed, and upon deposit with the Trustee, on the date fixed for redemption, of the Redemption Price. The Notes may be redeemed in whole, but not in part, at the option of the Company on or after April 9, 2043, upon not less than 15 days and not more than 60 days notice to the holders of the Notes to be redeemed, and upon deposit with the Trustee, on the date fixed for redemption, of 100% of their principal amount, together with accrued and unpaid interest to the date fixed for redemption.

“Redemption Price” means, with respect to a Note to be redeemed, the greater of (i) the Series 29 Note Canada Yield Price and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption.

“Government of Canada Yield” on any date means the yield to maturity on such date, compounded semi-annually and calculated in accordance with generally accepted Canadian financial practice, which a non-callable Government of Canada bond would carry if issued in dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to, or if no Government of Canada bond having an equal term to maturity exists, as close as possible to, the remaining term to maturity (calculated from the redemption date) of, in the case of the Series 29 Notes, the Series 29 Notes, such yield to maturity being the average of the yields provided by two Canadian investment dealers specified by the Company.

“Series 29 Note Canada Yield Price” means a price equal to the price of the Series 29 Notes calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted Canadian financial practice, equal to the Government of Canada Yield calculated at 10:00 a.m. (Toronto time) on the Business Day preceding the day on which the Company gives notice of redemption pursuant to section 5.3 of the Trust Indenture, plus —%.

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LISTING:	The Company has applied to list the Notes for trading on the New York Stock Exchange. Listing will be subject to the Company fulfilling all the listing requirements of the New York Stock Exchange. If approved for listing, trading is expected to begin on the Issue Date or as soon as reasonably practicable thereafter, but no later than 30 days after such Issue Date.

AGENTS:	BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc., Desjardins Securities Inc., HSBC Securities (Canada) Inc., Casgrain & Company Limited and Laurentian Bank Securities Inc.

FORM:	( ) Fully Registered	METHOD OF DISTRIBUTION:
	(—) Book Entry Only	(—) Agency
( ) Principal for Resale
( ) Direct

DEPOSITORY: CDS Clearing & Depository Services Inc.

OTHER ELIGIBILITY:

DTC	(—) Yes ( ) No	Euroclear	(—) Yes ( ) No	Clearstream, Luxembourg	(—) Yes ( ) No

RISK FACTORS

Investing in the Notes involves risks. See the section entitled “Risk Factors” in the short form base shelf prospectus of the Company dated September 4, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents (some of which are not specifically listed in the Prospectus or any amendment or supplement thereto) which have been filed by the Company with the various securities commissions or similar authorities in all of the provinces of Canada, are specifically incorporated by reference in and form an integral part of the Prospectus, as amended or supplemented:

(a)	the Company’s annual information form dated March 28, 2013;

(b)	the Company’s comparative audited consolidated financial statements, and the notes thereto, as at and for the fiscal years ended December 31, 2012 and 2011, together with the report of the auditors thereon dated February 14, 2013;

(c)	management’s discussion and analysis of the Company’s financial results for the year ended December 31, 2012;

(d)	the Company’s comparative unaudited consolidated financial statements, and the notes thereto, as at June 30, 2013 and for the three and six month periods ended June 30, 2013 and June 30, 2012, together with management’s discussion and analysis of the Company’s financial results for those periods;

(e)	the template indicative term sheet (the “Indicative Term Sheet”) prepared for potential investors in connection with this offering of Notes dated October 2, 2013, filed on SEDAR by the Company on October —, 2013 and filed on EDGAR as Exhibit 99.2 to the Form 6-K filed by the Company on October —, 2013; and

(f)	the template final term sheet (the “Final Term Sheet”) prepared for potential investors in connection with this offering of Notes dated October —, 2013 filed on SEDAR by the Company on October —, 2013 and filed on EDGAR as Exhibit 99.2 to the Form 6-K filed by the Company on October —, 2013.

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MARKETING MATERIALS

The Indicative Term Sheet and the Final Term Sheet may be considered marketing materials for purposes of applicable Canadian securities laws. The Indicative Term Sheet is not a part of the Prospectus to the extent that the contents of the Indicative Term Sheet have been modified or superseded by a statement contained in this Pricing Supplement.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Reference is made to the section entitled “Certain United States Federal Income Tax Considerations” in the short form base shelf prospectus of the Company dated September 4, 2013. The disclosure outlined therein is applicable to the offering of Notes pursuant to this Pricing Supplement.

ADDITIONAL SELLING RESTRICTIONS

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of Notes described in this Pricing Supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the Notes that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of Notes may be offered to the public in that relevant member state at any time:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100, or if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of Notes shall require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of Notes described in this Pricing Supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer of Notes to the public” in relation to the Notes in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes, as the expression may be varied in that member state by any measure implementing the Prospective Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and amendments thereto including the 2010 PD Amending Directive, to the extent implemented in the relevant member state, and includes any relevant implementing measure in each relevant member state. “2010 PD Amending Directive” means Directive 2010/73/EU.

The Company has not authorized and does not authorize the making of any offer of Notes through any financial intermediary on its behalf, other than offers made by the Dealers with a view to the final placement of the Notes as contemplated in this Pricing Supplement. Accordingly, no purchaser of the Notes, other than the Dealers, is authorized to make any further offer of the Notes on behalf of the Company or the Dealers.

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Notice to Prospective Investors in the United Kingdom

The Notes are being offered only in circumstances that comply and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done in relation to such offer in, from or otherwise involving the United Kingdom; and any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) will only be communicated or caused to be communicated in connection with the issue or sale of the Notes in circumstances in which section 21(1) of the FSMA does not apply to the Company. This Pricing Supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive and Section 86(7) of FSMA, as amended, that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This Pricing Supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Hong Kong

The Notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”). Accordingly, the Notes may not, directly or indirectly be offered or sold in Japan or to, or for the benefit of, any resident of Japan or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph “resident of Japan” means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This Pricing Supplement and the accompanying short form base shelf prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Pricing Supplement, the accompanying short form base shelf prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA. Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

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shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) or the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in South Korea

The Notes may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in South Korea or to any resident of South Korea except pursuant to the applicable laws and regulations of South Korea, including the Financial Investment Services and Capital Markets Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The Notes have not been registered with the Financial Services Commission of South Korea for public offering in South Korea. Furthermore, the Notes may not be re-sold to South Korean residents unless the purchaser of the Notes complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with their purchase.

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No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. All shelf information omitted from this shelf prospectus will be contained in one or more shelf prospectus supplements that will be delivered to purchasers together with the base shelf prospectus.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Each shelf prospectus supplement will be incorporated by reference into this shelf prospectus for the purposes of securities legislation as of the date of the shelf prospectus supplement and only for the purposes of the distribution of the securities to which the shelf prospectus supplement pertains. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Hydro One Inc., 483 Bay Street, North Tower, 15th Floor, Toronto, Ontario, M5G 2P5, (416) 345-6044 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	September 4, 2013

HYDRO ONE INC.

$3,000,000,000

Medium Term Notes

(unsecured)

Hydro One Inc. (“our company,” “we” or “us”) may offer and issue from time to time medium term notes (the “Notes”) in an aggregate principal amount of up to $3.0 billion in Canadian currency (or the equivalent thereof in other currencies or currency units at the time of issue) during the twenty-five months from the date of issuance of the receipt for this short form prospectus.

The Notes will have a term to maturity of not less than one year and will be issuable in Canadian currency (or in other currencies or currency units) in fully registered definitive or global form, in which case the Notes will be exchangeable only under certain conditions for definitive Notes.

Notes issued hereunder will be direct unsecured obligations of our company, will be issued under a trust indenture in any number of series or separate issues thereof, and will at their respective dates of issue rank pari passu with all other unsecured and unsubordinated Indebtedness (as defined below) of our company then outstanding, except as to any sinking fund which pertains exclusively to any particular Indebtedness of our company.

The specific variable terms of an offering of Notes (including the aggregate principal amount of the Notes being offered, the currency or currencies, the issue and delivery date, the form, the maturity date, the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the issue price, the interest payment date(s), any redemption or repayment provisions, any provisions entitling our company to extend the maturity date of the Notes, the name(s) of the dealer(s) offering the Notes, the commission payable to such dealer(s), the method of distribution and the net proceeds to our company) will be set forth in a prospectus supplement or pricing supplement which will accompany this short form prospectus. Unless otherwise indicated in a prospectus supplement or pricing supplement, the Notes will not be listed on any securities exchange.

This short form prospectus does not qualify the issuance of Notes: (i) entitling the holder to exchange or convert the Notes into other securities issued by our company or into securities issued by another entity; or (ii) in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, however, this short form prospectus does qualify for issuance Notes in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers’ acceptance rate, or to recognized market benchmark interest rates, such as CDOR, LIBOR or EURIBOR. For purposes of applicable Canadian securities laws, this short form prospectus only qualifies the distribution of the Notes in each of the provinces of Canada.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this short form prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the Notes may have tax consequences to them. Such consequences may not be described fully herein or in any prospectus supplement or pricing supplement. Prospective investors should review the tax disclosure contained in this short form prospectus, which may be amended or supplemented in any prospectus supplement or pricing supplement, and should consult with their tax advisors before purchasing the Notes.

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that we are incorporated under the laws of the Province of Ontario, that all of our officers and directors are Canadian residents, that all of the experts named in the Registration Statement (as defined below) are Canadian residents and that substantially all of our assets and the assets of said persons may be located outside of the United States.

THE NOTES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE OR PROVINCIAL SECURITIES COMMISSION OR REGULATOR NOR HAS THE SEC OR ANY STATE OR PROVINCIAL SECURITIES COMMISSION OR REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investing in the Notes involves risks. See the section entitled “Risk Factors” in this short form prospectus, which may be amended or supplemented in any prospectus supplement or pricing supplement.

Unless otherwise indicated in a prospectus supplement or pricing supplement, there is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this short form prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”.

Prospective investors should rely only on the information contained in or incorporated by reference into this short form prospectus and any prospectus supplement or pricing supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. Prospective investors should not assume that the information contained in this base shelf prospectus and any prospectus supplement or pricing supplement is accurate as of any date other than the date on the front of those documents.

RATES ON APPLICATION

The Notes may be offered severally by one or more of BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., Desjardins Securities Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. pursuant to the dealer agreement referred to under the heading “Plan of Distribution” or such other dealers as may be selected from time to time by our company (the “Dealers”), in each case acting as agent of our company or as principal. Where the Notes are offered by the Dealer(s) as agent, the commissions payable in connection with sales of such Notes shall be agreed from time to time between our company and any such Dealers. Where the Notes are purchased by the Dealer(s) as principal, the Notes shall be purchased at such prices and with such commissions as may be agreed from time to time between our company and any such Dealer(s) for resale to the public at prices to be negotiated with each purchaser. Such resale prices may vary during the distribution period and as between purchasers. In each case, the commissions payable, if any, will be set forth in a prospectus supplement or pricing supplement that will accompany and be incorporated by reference in this short form prospectus. Each Dealer’s compensation will increase or decrease by the amount by which the aggregate price paid for Notes by purchasers exceeds or is less than the price paid by the Dealer, acting as principal, to our company. We may also offer the Notes directly to potential purchasers pursuant to applicable statutory exemptions at prices and upon terms negotiated between the purchaser and our company.

BMO Nesbitt Burns Inc., CIBC World Markets Inc., Desjardins Securities Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. are subsidiaries or affiliates of lenders (the “Lenders”) that have made an unsecured revolving credit facility available to our company (the “Credit Facility”). As of September 4, 2013, there is no outstanding indebtedness under the Credit Facility. However, if and when there is outstanding indebtedness to any of the Lenders under the Credit Facility or under any future credit facility with one or more of the Lenders, our company may be considered a connected issuer of those Dealers who are affiliates of such Lenders for purposes of securities laws in Canada. See “Plan of Distribution”.

The offering of Notes is subject to the approval of certain legal matters on behalf of our company by Osler, Hoskin & Harcourt LLP in respect of both Canadian and United States legal matters and on behalf of the Dealers by Blake, Cassels & Graydon LLP in respect of Canadian legal matters and by Skadden, Arps, Slate, Meagher & Flom LLP in respect of United States legal matters.

Our company’s head and registered office is located at 483 Bay Street, North Tower, 15th Floor, Toronto, Ontario, M5G 2P5.

Our consolidated financial statements incorporated by reference in this short form prospectus have been prepared in accordance with US generally accepted accounting principles. Unless otherwise specified or the context otherwise requires, all references herein to currency are references to Canadian dollars.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents are being filed with the SEC as part of the Registration Statement (as defined below): (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) the consent of KPMG LLP; (iii) the Trust Indenture described under the heading “Description of the Notes”, including any applicable supplements thereto; and (iv) the powers of attorney from our directors and officers.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions and similar regulatory authorities in Canada and with the SEC.

The following documents, which have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada, and filed with or furnished to the SEC, are specifically incorporated by reference in this short form prospectus:

(a)	the annual information form of our company dated March 28, 2013;

(b)	the comparative audited consolidated financial statements of our company, and the notes thereto, as at and for the fiscal years ended December 31, 2012 and 2011, together with the report of the auditors thereon dated February 14, 2013;

(c)	management’s discussion and analysis of financial results (“MD&A”) for the year ended December 31, 2012; and

(d)	the comparative unaudited consolidated financial statements of our company, and the notes thereto, as at June 30, 2013 and for the three and six month periods ended June 30, 2013 and June 30, 2012 together with MD&A for those periods.

Updated earnings coverage ratios, as required, will be filed quarterly with the appropriate securities regulatory authorities either as prospectus supplements or as part of our company’s unaudited interim and audited annual consolidated financial statements and will be deemed to be incorporated by reference into this short form prospectus for the purposes of the offering of Notes hereunder.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including documents of the types referred to in paragraphs (a) through (d) above, and any material change reports (except confidential material change reports) and business acquisition reports filed by our company with the securities regulatory authorities in Canada since the end of the financial year in respect of which our then current annual information form is filed, shall be deemed to be incorporated by reference into this short form prospectus. Upon a new annual information form and new annual financial statements and related MD&A being filed by our company with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this short form prospectus, the previous annual information form, previous annual financial statements and related MD&A, and all previous interim financial statements and related MD&A filed prior to the commencement of our company’s financial year in which the new annual information form, new annual financial statements and related MD&A are filed shall be deemed no longer to be incorporated into this short form prospectus for purposes of future offers and sales of Notes hereunder. To the extent that any document or information incorporated by reference into this short form prospectus is included in a report that is filed with or furnished to the SEC, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined below). In addition, any other report filed with or furnished to the SEC by our company shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined below), if and to the extent that such report expressly so provides.

A pricing supplement or prospectus supplement containing the specific variable terms for an issue of Notes will be delivered to purchasers of such Notes together with this short form prospectus and will be deemed to be incorporated by reference into this short form prospectus as of the date of the pricing supplement or prospectus supplement, solely for the purposes of the Notes issued under that pricing supplement or prospectus supplement. Any template version of marketing materials for an issue of Notes filed by our company with the securities regulatory authorities in Canada after the date of the pricing supplement or prospectus supplement in respect of such issue of Notes and before the termination of the distribution of such Notes will be deemed to be incorporated by reference into that pricing supplement or prospectus supplement.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded and not incorporated by reference, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.

AVAILABLE INFORMATION

This short form prospectus is part of a registration statement on Form F-10 relating to the Notes (the “Registration Statement”) that we have filed with the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). This short form prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. United States investors should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and the Notes. We will file annual and quarterly reports, material change reports and other documents with the securities commissions or similar regulatory authorities in each of the provinces of Canada and will file such documents with, or furnish such documents to, the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, these reports and other documents (including financial statements) may be prepared in accordance with the disclosure requirements in Canada, which differ from those in the United States. Prospective investors may read and download any public document that we have filed with securities commissions or similar regulatory authorities in each of the provinces of Canada on the System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR, and which may be accessed at www.sedar.com. Prospective investors may read any document that we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Prospective investors may also obtain copies of the same documents from the SEC’s public reference room by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact it at www.sec.gov for further information on the public reference room. Documents that we file with or furnish to the SEC will also be electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval sources.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus, including the documents incorporated by reference herein, contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 that are based on current expectations, estimates, forecasts and projections about the business of our company and the industry in which we operate and includes beliefs and assumptions made by the management of our company. Such information and statements include, but are not limited to, information and statements about the general development of our business, our strategy, future capital expenditures, and expectations regarding developments in the statutory and operating framework for electricity distribution and transmission in Ontario. Additional forward-looking information and forward-looking statements are identified in the various documents incorporated by reference in this short form prospectus, including the section entitled “Forward-Looking Information” in our annual information form and the section entitled “Forward-Looking Statements and Information” in our MD&A. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking statements. The forward-looking information and forward-looking statements contained in this short form prospectus, including the documents incorporated by reference herein, are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. In particular, this forward-looking information and these forward-looking statements are based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the Ontario Energy Board and other regulatory bodies concerning outstanding rate and other applications; no delays in obtaining required approvals; no unforeseen changes in rate orders or rate structures for our distribution and transmission businesses; no unfavourable changes in environmental regulation; the continued use and availability of U.S. GAAP; a stable regulatory environment; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to our company including information obtained by our company from third-party sources. Actual outcomes and results may differ materially from what is expressed, implied or forecasted in this forward-looking information and these forward-looking statements. While we do not know what impact any of these differences may have, our business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information and forward-looking statements are discussed in more detail under “Risk Factors” in this short form prospectus and in any prospectus supplement or pricing supplement and in the sections entitled “Forward-Looking Information” and “Risk Factors” in our annual information form and the sections entitled “Risk Management and Risk Factors” and “Forward-Looking Statements and Information” in our MD&A. You should carefully consider these and other factors and not place undue reliance on forward-looking statements and forward-looking information.

We do not intend, and we disclaim any obligation, to update any forward-looking information or forward-looking statements, except as required by law.

ENFORCEABILITY OF CIVIL LIABILITIES

We exist under the laws of the Province of Ontario. All of our directors and officers and the experts named in this short form prospectus are residents of Canada or otherwise reside outside the United States, and substantially all of our assets and the assets of said persons may be located outside the United States. We have filed with the SEC, along with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning an offering of the Notes. Although we have appointed an agent for service of process in the United States, it may be difficult for holders of Notes who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Notes who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the civil liability of us and the civil liability of the directors, officers and experts under the United States federal securities laws.

OUR COMPANY

We are the leading electricity transmission and distribution company in Ontario. We own and operate substantially all of Ontario’s electricity transmission system, accounting for approximately 96.8% of Ontario’s transmission capacity based on revenues approved by the Ontario Energy Board for the year ended December 31, 2012. Our transmission system is one of the largest in North America based on assets. Our distribution system is the largest in Ontario based on assets as at December 31, 2012 and serves approximately 1.4 million customers. We have three reportable segments: (1) our transmission business; (2) our distribution business; and (3) our other business.

Our transmission business, which represented approximately $11.6 billion of our total assets of $20.8 billion as at December 31, 2012, transmits electricity through an approximately 29,000 circuit-kilometre high-voltage network. We transmit electricity from generators to our own distribution network, to 47 local distribution companies and to 92 transmission connected companies. We also own and operate 26 facilities that interconnect our transmission system with systems in neighbouring provinces and states.

Our distribution business, which represented approximately $8.6 billion of our total assets of $20.8 billion as at December 31, 2012, distributes electricity through our low-voltage distribution system to municipalities and to rural areas. Customers of our distribution business include 23 local distribution companies that are not directly connected to our transmission system, another 33 local distribution companies that are connected to our transmission system, 30 customers with loads exceeding 5MW and approximately 1.4 million rural and urban customers. Hydro One Brampton Networks Inc. is our urban distribution company, serving approximately 142,000 customers in the Greater Toronto Area. We also operate, through our subsidiary Hydro One Remote Communities Inc., 19 small, regulated generation and distribution systems in 21 remote communities across Northern Ontario that are not connected to Ontario’s electricity grid.

Our other business segment is primarily represented by the operations of Hydro One Telecom Inc. This subsidiary markets dark and lit fibre-optic capacity to telecommunications carriers and commercial customers with broadband network requirements. The assets of this segment constituted approximately $0.6 billion of our total assets of $20.8 billion as at December 31, 2012.

The Ontario Energy Board regulates our transmission and distribution businesses and issues rate orders to establish the revenue requirements required to cover the approved cost of these businesses plus a specified rate of return.

The address of the head and registered office and principal place of business of our company is 483 Bay Street, North Tower, 15th Floor, Toronto, Ontario, M5G 2P5.

EARNINGS COVERAGE RATIOS

For the twelve months ended December 31, 2012 and the twelve months ended June 30, 2013, our company’s consolidated income before provision for payment in lieu of corporate income taxes and interest expense (net of capitalized interest) was $1,224 million and $1,264 million, respectively. Interest expense (net of capitalized interest) for these periods was $358 million and $362 million, respectively, and including capitalized interest, was $417 million and $412 million, respectively. Preferred share dividends declared for these periods were $18 million and $18 million, respectively.

The following table sets forth the earnings coverage ratio for our company for the twelve month period ended December 31, 2012, based on audited information, and for the twelve month period ended June 30, 2013, based on unaudited information, in each case without giving effect to any Notes to be issued under this short form prospectus:

	December 31, 2012	June 30, 2013
Earnings coverage on long-term debt obligations(1)	2.83	2.94

(1)	The earnings coverage ratio has been calculated as the sum of net income, interest expense (net of capitalized interest) and provision for payments in lieu of corporate income taxes divided by the sum of interest expense (including capitalized interest) plus preferred dividends declared.

DESCRIPTION OF THE NOTES

General

The following is a summary of the material attributes and characteristics of the Notes, and does not purport to be complete and is qualified in its entirety by reference to the Notes and the Trust Indenture (as defined below).

The terms and conditions set forth in this section “Description of the Notes” will apply to each Note unless otherwise specified in the applicable prospectus supplement or pricing supplement. We reserve the right to set forth in a prospectus supplement or pricing supplement specific variable terms of or amendments to the Notes which are not within the options and parameters set forth in this short form prospectus. References in this section “Description of the Notes” refer to all medium term notes of our company which have previously been or are to be issued under the Trust Indenture.

This short form prospectus qualifies under applicable Canadian securities laws the distribution of $3.0 billion aggregate principal amount of Notes in Canadian currency (or the equivalent thereof in other currencies or currency units at the time of issue) which have been authorized for issue under the Trust Indenture. This amount is subject to amendment from time to time as determined by our company. Our company has previously issued $1.485 billion aggregate principal amount of medium term notes under our short form prospectus dated August 23, 2011, which was qualified under applicable Canadian securities laws. Upon the issuance of a final receipt for this short form prospectus, we will not qualify for distribution any additional Notes under the August 23, 2011 prospectus. Only Notes that meet the eligibility requirements for registration on Form F-10, as applicable to our company, shall be registered under the U.S. Securities Act pursuant to the Registration Statement.

Notes issued hereunder will have a term to maturity of not less than one year and will be issuable in Canadian currency (or in other currencies or currency units at the time of issue) in fully registered definitive or global form, in which case the Notes will be exchangeable only under certain conditions for definitive Notes (as described under the subheading “Global Notes” below). Each interest-bearing Note will bear interest at either a fixed rate (a “Fixed Rate Note”) or a floating rate (a “Floating Rate Note”). Notes will be issued from time to time at such rates of interest and at par, at a premium or at a discount, may be subject to redemption or repayment prior to maturity, and may include terms entitling our company to extend the maturity dates of the Notes, which terms shall be determined by our company based on a number of factors, including advice from the Dealers. The Notes will be unsecured and will, at their respective dates of issue, rank pari passu with all other unsecured and unsubordinated Indebtedness and obligations of our company then outstanding, except as to any sinking fund which pertains exclusively to any particular Indebtedness of our company. We may also, from time to time, issue debt securities and incur additional debt otherwise than through the issuance of Notes pursuant to this short form prospectus.

Neither the aggregate principal amount of Notes which will be issued and sold nor the issue price to the public of the Notes has been established as the Notes will be issued at such times, in such amounts and at such prices as our company determines from time to time. Notes issued hereunder will be offered and sold during the twenty-five months from the date of issuance of the receipt for this short form prospectus at prices negotiated with the purchasers, and the prices at which the Notes will be offered and sold may vary as between purchasers and during the distribution period. The Notes will be issued from time to time at the discretion of our company in an aggregate principal amount not to exceed $3.0 billion in Canadian currency, or the equivalent thereof calculated at the applicable rates of exchange prevailing at the time of issue of Notes issued in currencies other than Canadian currency.

The specific variable terms of any offering of Notes, including, in the case of Floating Rate Notes, the information necessary for the calculation of interest thereon, will be set forth in a prospectus supplement or pricing supplement to this short form prospectus. Where Notes are offered and sold in currencies other than Canadian dollars, the Canadian dollar equivalent of the offering price and the rate of exchange at the last feasible date will be included in the applicable prospectus supplement or pricing supplement.

Trust Indenture

The Notes will be issued under a trust indenture dated as of June 4, 2001, as supplemented or modified from time to time (collectively, the “Trust Indenture”) between our company and Computershare Trust Company of Canada, as trustee (the “Trustee”, which term shall include, unless the context otherwise requires, its successors and assigns). To the extent necessary in connection with offers and sales in the United States, a U.S. affiliate of the Trustee and the Transfer Agent (as defined below) may act as co-transfer agent for the Notes, but not as co-trustee. The following is a brief summary of the material attributes and characteristics of the Trust Indenture. This summary does not purport to be complete and reference should be made to the Trust Indenture for more detailed information.

The Trust Indenture is subject to and governed by the Business Corporations Act (Ontario) and, consequently, is exempt from certain provisions of the U.S. Trust Indenture Act of 1939, as amended (the “U.S. Trust Indenture Act”), by virtue of Rule 4d-9 thereunder.

The Trust Indenture permits the issuance from time to time of additional unsecured medium term notes without limitation as to aggregate principal amount, subject to compliance with the covenants contained therein.

The Notes will be direct obligations of our company and will rank pari passu with all other medium term notes from time to time issued and outstanding under the Trust Indenture and with other present and future unsubordinated and unsecured Indebtedness of our company, except as to any sinking fund which pertains exclusively to any particular Indebtedness of our company. The Notes will not be secured by any mortgage, pledge or charge, except in the circumstances referred to under the heading “Negative Pledge”.

Negative Pledge

The Trust Indenture contains provisions to the effect that our company will not, nor will it permit any Designated Subsidiary (as defined below) to, create, assume or suffer to exist any Security Interest (as defined below) on any of our or the Designated Subsidiary’s assets to secure any Obligation (as defined below) unless at the same time it shall secure all the Notes then outstanding on an equal basis. This covenant is, however, subject to the following exceptions:

•

any Security Interest that secures the Obligations of a Designated Subsidiary which exists prior to the date on which it becomes a Designated Subsidiary and which (a) was not incurred in contemplation of that person becoming a Designated Subsidiary and (b) was not applicable to our company or any other Designated Subsidiary or the properties or assets of our company or any other Designated Subsidiary;

•	any Security Interest granted by our company or a Designated Subsidiary to secure the Notes;

•	any Purchase Money Mortgage (as defined below) or Capital Lease Obligation (as defined below) of our company or any Designated Subsidiary;

•

any Security Interest on a property or asset acquired by our company or a Designated Subsidiary that secures the Obligations of a person, whether or not that Obligation is assumed by the acquiring person, which Security Interest exists at the time that property or asset is acquired and which (a) was not incurred in contemplation of that property or asset being acquired and (b) was not applicable to our company or any other Designated Subsidiary or the properties or assets of our company or any other Designated Subsidiary;

•

any Security Interest given in the ordinary course of business by our company or a Designated Subsidiary to any bank or banks or other lenders to secure any Indebtedness payable on demand or maturing within 18 months of the date that Indebtedness is incurred or of the date of any renewal or extension of that Indebtedness;

•	any Security Interest granted by any Designated Subsidiary in favour of our company or any Wholly-Owned Designated Subsidiary (as defined below);

•

any Security Interest on or against cash or marketable debt securities pledged to secure any non-speculative Financial Instrument Obligation (as defined below) which hedges Indebtedness of our company or of a Designated Subsidiary;

•

any Security Interest for taxes, assessments, government charges or claims that are being contested in good faith and in respect of which appropriate provision is made in our consolidated financial statements in accordance with GAAP;

•

Security Interests securing appeal bonds or other similar Security Interests arising in connection with contracts, bids, tenders or court proceedings, including, without limitation, surety bonds, security for costs of litigation where required by law and letters of credit, or any other instruments serving a similar purpose;

•	a Security Interest in cash or marketable debt securities in a sinking fund account established by our company in support of a series of Notes;

•

a lien or deposit under workers’ compensation, social security or similar legislation or good faith deposits in connection with bids, tenders, leases, contracts or expropriation proceedings, or deposits to secure public or statutory obligations or deposits of cash or obligations to secure surety and appeal bonds;

•

any lien or privilege imposed by law, such as builders’, carriers’, warehousemen’s, landlords’, mechanics’ and material men’s liens and privileges, and any lien or privilege arising out of judgments or awards with respect to which our company or a Designated Subsidiary at the time is prosecuting an appeal or proceedings for review and with respect to which it has secured a stay of execution pending that appeal or proceedings for review; or any liens for taxes, assessments or governmental charges or levies not at the time due and delinquent or the validity of which is being contested at the time by our company or a Designated Subsidiary in good faith; or undetermined or inchoate lien privileges and charges incidental to current operations which have not at such time been filed pursuant to law against our company or a Designated Subsidiary or which relate to obligations not due or delinquent; or the deposit of cash or securities in connection with any lien or privilege referred to in this clause;

•

any minor encumbrance, such as easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other persons, rights-of-way for sewers, electric lines, telegraph and telephone lines, oil and natural gas pipelines and other similar purposes, or zoning or other restrictions as to our company’s use of real property, which do not in the aggregate materially detract from the value of that property or materially impair its use in the operation of the business of our company or a Designated Subsidiary;

•

any right reserved to or vested in, whether by statutory provision or otherwise, any municipality or governmental or other public authority to terminate, purchase assets used in connection with or require annual or other periodic payments as a condition to the continuance of, any lease, license, franchise, grant or permit acquired by our company or a Designated Subsidiary;

•	any lien or right of distress reserved in or exercisable under any lease for rent and for compliance with the terms of that lease;

•

any Security Interest granted by our company or a Designated Subsidiary to a public utility or any municipality or governmental or other public authority when required by that utility, municipality or other authority in connection with the operations of our company or a Designated Subsidiary;

•	any reservation, limitation, proviso or condition, if any, expressed in any original grants to our company or a Designated Subsidiary from the Crown; and

•

any extension, renewal, alteration, substitution or replacement, in whole or in part, of any Security Interest referred to in the foregoing clauses, provided that the Security Interest is limited to all or part of the same property that secured the Security Interest, the principal amount of the secured Obligations is not increased by that action, the term of the secured Indebtedness is not shortened and the terms and conditions are no more restrictive in any material respect than the Security Interest so extended.

In addition to the Security Interests permitted above, our company or any Designated Subsidiary may create, assume or suffer to exist any Security Interest on any of its assets if, after giving effect to that Security Interest, the aggregate amount of Indebtedness secured by the Security Interests permitted only by this paragraph does not at that time exceed 5% of the Consolidated Net Worth (as defined below) of our company.

Limitation on Funded Obligations

So long as any of the Notes issued under the Trust Indenture remain outstanding, neither our company nor any of its Designated Subsidiaries will, directly or indirectly, guarantee, incur, issue or become liable for or in respect of any Funded Obligations (as defined below) unless after giving pro forma effect to that guarantee, incurrence, issuance or liability, including the application or use of the resulting net proceeds, the aggregate principal amount of Consolidated Funded Obligations (as defined below) does not exceed 75% of the Total Consolidated Capitalization (as defined below). This covenant, however, will not prevent the incurrence of Capital Lease Obligations, Purchase Money Obligations and non-speculative Financial Instrument Obligations.

Ceasing to be a Designated Subsidiary

The Board of Directors of our company may elect that any Designated Subsidiary cease to be a Designated Subsidiary, except that an election may not be made in respect of any Designated Subsidiary:

•	if the Designated Subsidiary owns any Funded Obligations of our company or any shares, voting interests or Funded Obligations of any other Designated Subsidiary;

•	if the Designated Subsidiary owns or has any ownership interest in any Principal Property (as defined below); or

•	if, after giving effect to the election, our company would not be entitled to issue Funded Obligations in the principal amount of at least $1.00.

Mergers, Consolidations and Sales of Assets

Our company will not enter into any transaction in which all or substantially all of our property and assets would become the property of any other person, whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless:

•

our company shall be the surviving person, or the person, if other than our company, formed by the amalgamation, consolidation or into which our company is merged or that acquires by disposition all or substantially all of the property or assets of our company, shall be a company organized and validly existing under the federal laws of Canada or any of its provinces or territories and shall expressly assume, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of our company’s obligations under the Trust Indenture;

•

immediately before and after giving effect to the transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing; and

•

neither our company nor any successor, either at the time of or immediately after the consummation of any such transaction, will be insolvent or generally fail to meet, or admit in writing its inability or unwillingness to meet, its obligations as they generally become due.

Events of Default

The following are Events of Default under the Trust Indenture with respect to Notes of any series:

(1)	failure to pay any principal or premium, if any, on any Notes when due, at maturity, upon redemption or otherwise and the continuance of such default for a period of five days;

(2)	failure to pay any interest on any Notes when due and the continuance of that default for a period of 45 days;

(3)	the sale, transfer or other disposition of all or substantially all of our undertaking or assets other than in accordance with the covenant described above under “Mergers, Consolidations and Sales of Assets”;

(4)	default in the performance or breach of any other covenant or agreement of our company under the Trust Indenture, any supplemental indenture or the Notes and the continuance of that default for a period of 60 days after written notice to our company by the Trustee or by holders of at least 25% of all Notes issued under the Trust Indenture;

(5)	default by our company or any Material Subsidiary (as defined below), whether as primary obligor, guarantor or surety, on any payment of principal, premium, if any, or interest on any Indebtedness, the outstanding principal amount of which Indebtedness exceeds $100 million in the aggregate, beyond any applicable grace period or failure to perform or observe any other agreement, term or condition contained in any agreement under which that Indebtedness is created, or if any default, failure or other event under that agreement shall occur and be continuing, and the effect of that default, failure or other event is to cause $100 million or more of that Indebtedness to become due or to be required to be repurchased prior to any stated maturity;

(6)	the rendering of a judgment or judgments, not subject to appeal, against our company or any Material Subsidiary in an aggregate amount in excess of $100 million by a court or courts of competent jurisdiction, which judgment or judgments remain undischarged and unstayed for a period of 60 days; and

(7)	specified events of bankruptcy, insolvency or reorganization affecting our company or any Material Subsidiary.

If an Event of Default applicable only to the issued and outstanding Notes of a series occurs and is continuing, either the Trustee or the holders of not less than 25% in principal amount of Notes of that series then outstanding may declare the principal of, and interest and premium, if any, on all Notes of that series to be due and payable immediately.

If, however, an Event of Default applicable to all Notes issued and outstanding under the Trust Indenture, or an Event of Default described in clause (5), (6), or (7) above occurs and is continuing, either the Trustee or the holders of not less than 25% in principal amount of all issued and outstanding Notes, treated as one class, may declare the principal amount of all the Notes then outstanding to be due and payable immediately.

Subject to the provisions of the Trust Indenture relating to the duties of the Trustee, in case an Event of Default applicable to any Notes shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Trust Indenture at the request or direction of any of the holders of those Notes, unless those holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in principal amount of Notes of all series affected by an Event of Default will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee in respect of the Notes of all series affected by that Event of Default.

Defeasance

The Trust Indenture requires the Trustee to release our company from its obligations under the Trust Indenture relating to a particular series of Notes if specified conditions are satisfied. Among other things, our company must deposit money or securities for the payment of all principal of and interest and any other amounts on that series of Notes as well as for the payment of the expenses of the Trustee. The deposited money or securities must be denominated in the currency in which principal of these Notes is payable and, in the case of deposited securities, must constitute direct obligations of Canada or specified provinces of Canada or an agency or instrumentality of Canada.

Amendments and Waivers

The Trust Indenture provides that our company and the Trustee may enter into supplemental indentures (“Supplemental Indentures”) without the consent of the holders of the Notes of any or all series to:

•

add limitations or restrictions to be observed upon the amount or issue of Notes, provided that such limitations or restrictions shall not be materially adverse to the interests of the holders of the Notes;

•	add covenants for the protection of the holders of the Notes of any series;

•	provide for any additional Events of Default;

•

make such provisions not inconsistent with the Trust Indenture as may be necessary or desirable with respect to matters or questions arising thereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof and which it may be expedient to make, provided that such provisions and modifications will not adversely affect the holders of Notes;

•	provide for the issue of Notes of any one or more series and establish the form and terms of any series of Notes;

•

evidence the succession, or successive successions, of successors to our company and the covenants and obligations assumed by any such successor, in accordance with the provisions of the Trust Indenture; and

•	giving effect to any extraordinary resolution or ordinary resolution of the holders of Notes in accordance with the Trust Indenture.

Other amendments and modifications of the Trust Indenture, Supplemental Indentures and Notes may be made by our company and the Trustee with the consent of the holders of not less than 66 2/3% (and in certain circumstances, a majority) in principal amount of Notes of all series voting on such amendment or modification and, if the rights of holders of Notes of a particular series of Notes would be affected differently than rights of holders of Notes of other series, not less than 66 2/3% (and, in certain circumstances, a majority) in principal amount of Notes of the series so affected by that modification or amendment voting on such amendment or modification, in each case, voting as one class. However, no modification or amendment may, without the consent of the holder of each outstanding Note of the affected series,

•	reduce the principal amount at maturity of, extend the fixed maturity of, or alter the redemption provisions of, those Notes;

•	change the currency in which those Notes or any premium or accrued interest is payable;

•

reduce the percentage in principal amount at maturity outstanding of those Notes that must consent to an amendment, supplement or waiver or consent to take any action under the Trust Indenture, Supplemental Indenture or those Notes;

•	impair the right to institute suit for the enforcement of any payment on or with respect to those Notes;

•	waive a default in payment with respect to those Notes;

•	reduce the rate or extend the time for payment of interest on those Notes;

•	affect the ranking of those Notes in a manner adverse to the holders; or

•

make any changes to the Trust Indenture, Supplemental Indentures or those Notes that would result in our company being required to make any withholding or deduction from payments made under or with respect to those Notes.

The holders of 66 2/3% in principal amount of the Notes of all series with respect to which an Event of Default shall have occurred and be continuing, voting as one class, may waive any Event of Default, except in the case of a default in payment of principal with respect to the Notes or except, further, in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding Note affected.

In respect of any series of Notes that are offered for sale in the United States pursuant to the Registration Statement, the Supplemental Indenture entered into in respect of such series will provide that notwithstanding anything else contained in the Trust Indenture, the right of any holder of that series of Notes to receive payment of the principal of and interest on that series of Notes, on or after the respective due dates for such payments, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such holder, except to the extent permitted by Section 316(b) of the U.S. Trust Indenture Act.

Definitions

In addition to the definitions set out above, the Trust Indenture contains definitions substantially to the following effect:

“Capital Lease Obligation” means any monetary obligation of our company or a Designated Subsidiary under any leasing or similar arrangement which, in accordance with GAAP, would be classified as a capital lease and for the purposes of the Trust Indenture, the amount of Capital Lease Obligations will be the capitalized amount thereof, determined in accordance with GAAP;

“Consolidated Funded Obligations” means the aggregate amount of all Funded Obligations of our company and its Designated Subsidiaries determined on a consolidated basis in accordance with GAAP;

“Consolidated Net Worth” means, as at any date, the consolidated shareholders’ equity of our company and its Designated Subsidiaries as at that date determined in accordance with GAAP;

“Contingent Liability” means any agreement, undertaking or arrangement by which any person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in, a debtor, or otherwise to assure a creditor against loss) the Obligation of any other person (other than by endorsements of instruments in the course of collection), or guarantees the payment of dividends or other distributions upon the shares of any other person. The amount of any person’s obligation under any Contingent Liability will, subject to any limitation contained in that Contingent Liability, be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the debt, obligation or other liability guaranteed thereby;

“Designated Subsidiary” means any subsidiary which is designated as such by the directors of our company, provided that any such subsidiary may only be so designated if, after giving effect thereto, our company would be entitled under the Trust Indenture to issue Funded Obligations in the principal amount of at least $1.00 and further provided that a subsidiary cannot be so designated if any of its shares are owned by a subsidiary which is not itself a Designated Subsidiary;

“Financial Instrument Obligations” means, with respect to any person at any time, the obligations of that person under any transaction that is a rate swap, basis swap, forward rate transaction, commodity swap, commodity option, commodity future, equity or equity index swap or option, bond, note or bill option, interest rate option, forward foreign exchange transaction, cap, collar or floor transaction, currency swap, cross-currency rate swap, swaption, currency option or any other similar transaction, including any option to enter into any of the foregoing, or any combination of the foregoing to the extent of the net amount due to or accruing due by the person under that obligation, determined by marking that obligation to market at that time in accordance with its terms;

“Funded Obligations” means all Indebtedness created, assumed or guaranteed, which matures by its terms on, or is renewable at the option of the obligor to, a date more than 18 months after the date of the original creation, assumption or guarantee thereof;

“GAAP” means as at any date of determination:

(1)	accounting principles which are recognized as being generally accepted in Canada, if our company is then preparing its financial statements in accordance with such principles; or

(2)	accounting principles which are recognized as being generally accepted in the United States, if our company is then preparing its financial statements in accordance with such principles;

“Indebtedness” means, without duplication, with respect to any person,

(1)	all obligations of that person for borrowed money, including obligations with respect to bankers’ acceptances and contingent reimbursement obligations, excluding Preferred Securities issued by that person;

(2)	all obligations issued or assumed by that person in connection with its acquisition of property in respect of the deferred purchase price of that property;

(3)	all Capital Lease Obligations and Purchase Money Obligations of that person; and

(4)	all Contingent Liabilities of that person in respect of any of the foregoing;

“Material Subsidiary” means, as at any date, a Designated Subsidiary,

(1)	the total assets of which represent more than 10% of the total assets of our company determined on a consolidated basis as shown in the most recently publicly released consolidated financial statements of our company; or

(2)	the total revenues of which represent more than 10% of the total revenues of our company determined on a consolidated basis as shown in the most recently publicly released consolidated financial statements of our company;

“Obligations” means, without duplication, with respect to any person, all items which, in accordance with GAAP, would be included as liabilities on the liability side of the balance sheet of that person as of the date at which Obligations are to be determined, other than Preferred Securities issued by that person; and all Contingent Liabilities of that person in respect of any of the foregoing;

“Preferred Securities” means:

(1)	securities which on the date of issue by a person (a) have a term to maturity of more than 30 years, (b) are unsecured and rank subordinate to the unsecured and unsubordinated Indebtedness of that person outstanding on that date, (c) entitle that person to satisfy the obligation to pay the principal or face amount by issuing common shares, (d) entitle that person to defer the payment of interest for more than four years without causing an event of default to occur, and (e) entitle that person to satisfy the obligation to make payments of interest by issuing common shares; and

(2)	shares of any class in the capital of a corporation or securities representing ownership interests in any person other than a corporation which, in either case, are not common shares;

“Principal Property” means any of our company’s and our subsidiaries’ fixed assets used for the transmission, transformation and distribution of electricity in Ontario as of June 4, 2001 (the date of the Trust Indenture);

“Purchase Money Mortgage” means any security interest, mortgage, pledge, charge or other encumbrance created, issued or assumed by our company or a Designated Subsidiary to secure a Purchase Money Obligation; provided that the security interest, mortgage, pledge, charge or other encumbrance is limited to the property (including associated rights) acquired, constructed, installed or improved using the funds advanced to our company or a Designated Subsidiary in connection with that Purchase Money Obligation;

“Purchase Money Obligation” means Indebtedness of our company or a Designated Subsidiary incurred or assumed to finance the purchase price, in whole or in part, of any property (except any Indebtedness which constitutes a Funded Obligation and which was incurred or assumed to finance the purchase price, in whole or in part, of any shares, bonds or other securities) or incurred to finance the cost, in whole or in part, of construction or installation of or improvements to any real property or fixtures provided that such Indebtedness is incurred or assumed within 24 months after the purchase of such real property or fixtures or the completion of such construction, installation or improvements, as the case may be, and includes any extension, renewal or refunding of any such Indebtedness, so long as the principal amount thereof outstanding on the date of such extension, renewal or refunding is not increased;

“Security Interest” means any assignment, mortgage, charge (whether fixed or floating), hypothec, pledge, lien, or other encumbrance on or interest in property or assets that secures payment of Indebtedness or Obligation;

“Total Consolidated Capitalization” means, at any time and from time to time, without duplication, the sum of (1) the principal amount of all Consolidated Funded Obligations at the time outstanding, and (2) the total share capital of our company at the time outstanding, based upon the stated capital on the books of our company, and (3) the principal amount of all outstanding Preferred Securities referred to in clause (1) of the definition of “Preferred Securities” plus the total amount of (or less the amount of any net deficits in) the contributed or capital surplus of our company and the retained earnings of our company and all Designated Subsidiaries in accordance with GAAP after adding back the amount shown on the consolidated balance sheet of our company and its Designated Subsidiaries for minority interests applicable to Designated Subsidiaries and eliminating all intercorporate items, plus the amount of any premium on capital of our company not included in its surplus, and less the amount, if any, by which the capital account of our company or the consolidated capital surplus account of our company and all Designated Subsidiaries (determined in the manner described above) has at any time been increased as a result of any write-up in the value of the shares of a subsidiary which is not a Designated Subsidiary to reflect the equity of our company in its retained earnings or otherwise, or as a result of a restatement of the amount at which any other assets of our company or any Designated Subsidiary are recorded on its books. The amount of Total Consolidated Capitalization of our company and all Designated Subsidiaries at any time shall be ascertained in Canadian dollars; and

“Wholly-Owned Designated Subsidiary” means a Designated Subsidiary, all of the outstanding shares in the capital of which are owned, directly or indirectly, by or for our company and/or by or for one or more other Wholly-Owned Designated Subsidiaries.

Global Notes

Notes may be issued in the form of fully registered global notes (“Global Notes”) held by, or on behalf of, CDS Clearing and Depository Services Inc. (“CDS”) or another corporation performing similar services that is acceptable to the Trustee (the “Depository”) as custodian of the Global Notes and, in such event, Notes will be registered in the name of the Depository or its nominee (a “Nominee”). Where CDS acts as Depository for a series of Notes, The Depositary Trust Company (“DTC”), Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), in each case as direct or indirect participants in CDS, will record beneficial ownership of such series of Notes on behalf of their respective accountholders or participants, to the extent we make such series of Notes eligible with DTC, Euroclear or Clearstream, Luxembourg, as applicable (and we specify as such in the prospectus supplement or pricing supplement with respect to the particular series of Notes).

Purchasers of Notes represented by Global Notes will not receive Notes in definitive form (“Definitive Notes”). Instead, ownership of such Notes will be constituted through beneficial interests in the Global Notes, and will be represented through book-entry accounts of institutions (including the Dealers), as direct and indirect participants of the Depository (“participants”) which, to the extent the Depository is CDS, may include DTC, Euroclear and Clearstream, Luxembourg to the extent applicable as noted above, acting on behalf of the beneficial owners of such Notes. Each purchaser of a Note represented by a Global Note will receive a customer confirmation of purchase from the Dealer or other person from or through whom the Note is purchased in accordance with the practices and procedures of such Dealer or other person. The Depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in Global Notes.

If Global Note(s) are issued and the Depository notifies our company that it is unwilling or unable to continue as depository in connection with the Global Notes, or if at any time the Depository ceases to be a clearing agency or otherwise ceases to be depository and our company and the Trustee are unable to locate a qualified replacement, or if our company elects to terminate the book-entry system, beneficial owners of Notes represented by Global Notes will receive Definitive Notes.

DTC, Euroclear and Clearstream, Luxembourg

Where CDS acts as Depository for a series of Notes, to the extent we make such series of Notes eligible with DTC, Euroclear or Clearstream, Luxembourg (and we specify as such in the prospectus supplement or pricing supplement with respect to such series of Notes), holders may hold such series of Notes through the accounts maintained by DTC, Euroclear or Clearstream, Luxembourg, as applicable, as participants in CDS only if they are participants of those systems, or indirectly through organizations which are participants of those systems.

In such case, DTC, Euroclear and Clearstream, Luxembourg will hold omnibus book-entry positions on behalf of their participants through customers’ securities accounts in their respective depositaries which in turn will hold such positions in customers’ securities accounts in the names of the nominees of the depositaries on the books of CDS. All securities in DTC, Euroclear and Clearstream, Luxembourg are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

Transfers of such Notes by persons holding through Euroclear or Clearstream, Luxembourg participants, as applicable, will be effected through CDS, in accordance with CDS rules, on behalf of the relevant European international clearing system by its depositaries; however, such transactions will require delivery of transfer instructions to the relevant European international clearing system by the participant in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transfer meets its requirements, deliver instructions to its depositaries to take action to effect the transfer of the Notes on its behalf by delivering Notes through CDS and receiving payment in accordance with its normal procedures for next-day funds settlement. Payments with respect to the Notes held through Euroclear or Clearstream, Luxembourg will be credited to the cash accounts of Euroclear participants or Clearstream, Luxembourg participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositaries.

All information in this short form prospectus concerning CDS, DTC, Euroclear and Clearstream, Luxembourg, reflects our understanding of the policies of such organizations which may change at any time without notice.

Fixed Rate Notes

Each Fixed Rate Note will bear interest from its original issue date at the rate per annum on the face thereof until the principal amount thereof is paid or made available for payment. Interest on a Fixed Rate Note will be calculated and payable monthly, quarterly, semi-annually or annually in arrears on the dates specified in such Fixed Rate Note, or other such dates as may be agreed to between the purchaser of the Note and our company (each, an “Interest Payment Date”) and at maturity or upon earlier redemption or repayment. Interest Payment Dates will be set forth in the applicable prospectus supplement or pricing supplement for the Fixed Rate Note. Each payment of interest in respect of an Interest Payment Date will include interest accrued to but excluding such Interest Payment Date.

Floating Rate Notes

Each Floating Rate Note will bear interest from its original issue date at rates described in the Floating Rate Note and specified in the applicable prospectus supplement or pricing supplement.

The rate of interest on each Floating Rate Note will be reset monthly, quarterly, or as otherwise specified in the Floating Rate Note and applicable prospectus supplement or pricing supplement. Interest on each Floating Rate Note will be payable monthly, quarterly or as otherwise specified in the Floating Rate Note and applicable prospectus supplement or pricing supplement. Unless otherwise specified in the Floating Rate Note and applicable prospectus supplement or pricing supplement, our company will be the calculation agent with respect to the Floating Rate Notes. Upon request of the holder of any Floating Rate Note, our company will provide the interest rate then in effect.

Payment of Interest and Principal

Interest on each interest bearing Note will be payable on such periodic basis or at maturity and on such date or dates as may be agreed upon by our company and the purchaser of the Note. Payments of interest on each interest bearing Definitive Note will be made by cheque payable on the interest payment date and mailed to the address of, or if so directed by the holder, funds representing the interest payable will be forwarded by electronic funds transfer on the interest payment date to the account of, the holder appearing on the registers maintained by Computershare Trust Company of Canada, as registrar and transfer agent (the “Transfer Agent”, which term shall include such other registrar or transfer agent (or co-registrar or co-transfer agent) as may from time to time be appointed by our company) at the close of business in the City of Toronto on the tenth business day (with “business day” being a day other than Saturday, Sunday, or a day on which financial institutions in Toronto, Ontario are authorized or obligated by law or regulation to close) prior to the interest payment date or such other day specified to the Trustee by our company and reflected in a Supplemental Indenture for a particular series of Notes. Payment of principal will be made at any branch in Canada of the bank designated in a Definitive Note against surrender of the Note.

Payment of interest and principal on each Global Note will be made to the Depository or the Nominee, as the case may be, as the registered holder of the Global Note. Interest payments on Global Notes will be made by wire transfer no later than the date interest is payable. Principal payments on Global Notes will be made by wire transfer on the maturity date delivered to the Depository or the Nominee, as the case may be, at maturity against receipt of the Global Note. As long as the Depository or the Nominee is the registered owner of a Global Note, the Depository or the Nominee, as the case may be, will be considered the sole owner of the Global Note for the purposes of receiving payment on the Note and for all other purposes under the Trust Indenture and the Note.

Our company expects that the Depository or Nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants’ accounts, on the date principal or interest is payable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of the Depository or the Nominee. Our company also expects that such payments of principal and interest by participants to the owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of such participants. The responsibility and liability of our company and the Trustee in respect of Notes represented by Global Notes is limited to making payment of any principal and interest due on such Global Notes to the Depository or the Nominee.

Except as noted below or unless otherwise specified in the applicable prospectus supplement or pricing supplement, payments of interest and principal will be made in the currency in which the Note is denominated. In respect of Notes denominated in Canadian dollars and held through DTC (in circumstances where CDS acts as Depository), although we will make all payments of principal and interest on such Notes in Canadian dollars, holders of Notes held through DTC will receive such payments in U.S. dollars, unless they elect, through procedures established from time to time by DTC and its participants, to receive Canadian dollar payments, in which case such Canadian dollar amounts will be transferred directly to Canadian dollar accounts designated by such holders to DTC. If no election is made, Canadian dollar payments received by CDS will be exchanged into U.S. dollars and paid directly to DTC in accordance with procedures established from time to time by CDS and DTC. All costs of conversion will be borne by holders of Notes held through DTC who receive payments in U.S. dollars.

If the payment date for any amount of principal or interest on any Note is not, at the place of payment, a business day such payment will be made on the next business day and the holder of such Note shall not be entitled to any further interest or other payment in respect of such delay.

Transfers

The registered holder of a Definitive Note may transfer such Note upon payment of taxes incidental thereto, if any, by executing the form of transfer provided on the reverse side of the Note and surrendering the Note to the Transfer Agent at its principal office in the City of Toronto, upon which one or more new Definitive Notes will be issued in authorized denominations in the same aggregate principal amount as the Note so transferred, registered in the name or names of the transferee or transferees.

Transfers of beneficial ownership in Notes represented by Global Notes will be effected through records maintained by the Depository for such Global Notes or the Nominee (with respect to the interest of participants) and on the records of participants (with respect to the interest of beneficial owners other than participants). Beneficial owners of an interest in a Note represented by a Global Note who are not participants in the Depository’s book-entry system, but who desire to purchase, sell or otherwise transfer ownership of or other interests in Global Notes, may do so only through participants in the Depository’s book-entry system. A purchaser’s interest in a Note represented by a Global Note will only be exchangeable for Definitive Notes in the limited circumstances set forth under the subheading “Global Notes” above and in accordance with the procedures established by the Depository or the Nominee.

The ability of a beneficial owner of an interest in a Note represented by a Global Note to pledge the Note or otherwise take action with respect to such owner’s interest therein other than through a participant may be limited due to the lack of a physical certificate.

No transfer of a Note will be registered during the 10 business days immediately preceding any date fixed for payment of interest on such Note or payment of the principal amount thereof.

PLAN OF DISTRIBUTION

The Notes may be offered for sale severally and on a continuous basis by one or more of BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., Desjardins Securities Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. pursuant to an agreement dated September 4, 2013, among such dealers and our company (the “Dealer Agreement”) or such other dealers as may be selected from time to time by our company, in each case acting as agent of our company or as principal. Where the Notes are offered by the Dealer(s) as agent(s), the commission payable by our company shall be agreed from time to time between our company and any such Dealer(s). Where the Notes are purchased by the Dealer(s) as principal, the Notes shall be purchased at such prices and with such commissions as may be agreed from time to time between our company and any such Dealer(s) for resale to the public at prices to be negotiated with each purchaser. Such resale prices may vary during the distribution period and as between purchasers. Each Dealer’s compensation will increase or decrease by the amount by which the aggregate price paid for Notes by purchasers exceeds or is less than the price paid by the Dealer, acting as principal, to our company. The commission payable in connection with sales of Notes shall be no higher than 1.5% and shall be set forth in a prospectus supplement or pricing supplement that shall accompany this short form prospectus. The Dealers that participate in the distribution of Notes may be deemed to be underwriters within the meaning of the U.S. Securities Act. Our company has agreed to reimburse the Dealers for certain expenses and to indemnify each Dealer against certain liabilities including liabilities under the U.S. Securities Act and applicable Canadian securities laws.

The Notes may be offered and sold in each of the provinces of Canada pursuant to this short form prospectus in compliance with applicable registration requirements of Canadian securities law, may be offered and sold in the United States pursuant to the Registration Statement or in transactions exempt from the registration requirements of U.S. federal securities laws, in each case in compliance with the broker-dealer registration requirements of the United States Securities and Exchange Act of 1934, as amended and applicable state securities laws and may be offered and sold outside of Canada and the United States on a private placement basis with our consent but subject to compliance by the Dealers with all applicable legal requirements of those other jurisdictions.

Our company may also offer the Notes directly to potential purchasers pursuant to applicable statutory exemptions at prices and upon terms negotiated between the purchaser and our company.

Our company and, if applicable, the Dealers, reserve the right to reject any offer to purchase the Notes in whole or in part. Our company also reserves the right to withdraw, cancel or modify the offering of the Notes under this short form prospectus without notice. In addition, the obligations of the Dealers to purchase any particular issue of Notes as principal may be terminated at the discretion of the Dealers upon the occurrence of certain stated events as set out in detail in the Dealer Agreement. However, the Dealers are obligated to take up and pay for all Notes of a particular issue if any of the Notes of that issue are purchased under the Dealer Agreement by the Dealers as principal.

In connection with any offering of Notes, the Dealers may, when acting as an agent or purchasing as principal, over-allot or effect transactions which stabilize or maintain the market price of the Notes offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Dealers may from time to time purchase and sell the Notes in the secondary market but are not obliged to do so. Unless otherwise indicated in a prospectus supplement or pricing supplement, there is no market through which Notes may be resold and purchasers may not be able to resell Notes purchased under this short form prospectus. The offering price and other selling terms for any sales in the secondary market may, from time to time, be varied by the Dealers.

BMO Nesbitt Burns Inc., CIBC World Markets Inc., Desjardins Securities Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. are subsidiaries or affiliates of lenders (the “Lenders”) which are lenders to our company under an unsecured revolving credit facility of up to $1,500 million (as amended and restated from time to time, the “Credit Facility”). As of September 4, 2013, there is no outstanding indebtedness under the Credit Facility. Proceeds from the sale of particular series or issues of Notes in which such Dealers are acting as principals or agents may be used to repay indebtedness under the Credit Facility or any future credit facility to which our company may be a party with one or more of the Lenders. Consequently, if and when there is outstanding indebtedness to any of the Lenders under such facilities, our company may be considered a connected issuer of those Dealers who are affiliates of such Lenders for purposes of the securities laws of certain Canadian provinces. The decision to distribute the Notes will be made by our company and the terms and conditions of distribution will be determined through negotiations between our company and the Dealers. The Lenders will not have any involvement in such decision or determination. As of the date hereof, our company is in compliance with the terms of the Credit Facility. Other than payment of their portion of the commissions, if applicable, or as set forth above in respect of the Credit Facility, none of the proceeds of such offerings of Notes will be applied, directly or indirectly, for the benefit of BMO Nesbitt Burns Inc., CIBC World Markets Inc., Desjardins Securities Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. or their affiliates. See “Use of Proceeds”.

USE OF PROCEEDS

The net proceeds from the sale of Notes will be added to the general funds of our company and, together with funding from other sources, including internally generated funds and other external financings, will be used to finance our company’s working capital requirements, to repay outstanding bank loans (which may include indebtedness under the Credit Facility), debentures, notes or other Indebtedness, to make advances to subsidiaries of our company, to finance our company’s capital expenditure program, to make acquisitions and for other general corporate purposes. Where appropriate, a prospectus supplement or pricing supplement will contain more specific information about the use of proceeds from each sale of Notes. All expenses relating to an offering of Notes, including any compensation paid to the Dealers, will be paid out of our company’s general funds or netted out of the proceeds of the particular offering of Notes. Our company may from time to time issue debt instruments and incur additional Indebtedness otherwise than through the issue of Notes pursuant to this short form prospectus.

PRIOR SALES

In the 12-month period prior to the date hereof, our company issued the following tranches of medium term notes under our short form prospectus dated August 23, 2011:

Note	Date of Issuance	Principal Amount	Sale Price (per $100 principal amount)	Gross Proceeds

Series 27 (Floating Rate Note) due 2016	December 3, 2012	$50,000,000	$100.00	$50,000,000

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

The following summary describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires Notes, including entitlement to all payments thereunder, as a beneficial owner pursuant to this short form prospectus and who, at all relevant times, for purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Tax Act”), deals at arm’s length with our company and holds Notes as capital property (a “Holder”). Generally, Notes will be capital property to a purchaser provided the purchaser does not acquire or hold those Notes in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain purchasers resident in Canada may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem to be capital property any Notes (and all other “Canadian securities”, as defined in the Tax Act) owned by such purchasers in the taxation year in which the election is made and in all subsequent taxation years. Purchasers whose Notes might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

This summary is based on the current provisions of the Tax Act and on counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

Depending upon the terms of any offering of the Notes as set forth in an applicable prospectus supplement or pricing supplement, and upon whether our company continues to be a corporation to which any of paragraphs 149(1)(d) to (d.6) of the Tax Act applies at the time of such offering, the Canadian federal income tax considerations applicable to a Holder of the Notes at the time of such offering may be different from those described below. Such considerations may be described more particularly when such Notes are offered (and then only to the extent material) in the prospectus supplement or pricing supplement related thereto. In the event the Canadian federal income tax considerations are described in such prospectus supplement or pricing supplement, the description below will be superseded by the description in the prospectus supplement or pricing supplement to the extent indicated therein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular purchaser. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of Notes should consult their own tax advisors having regard to their own particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Notes issued in a non-Canadian currency must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act. The amount of interest required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the applicable exchange rate.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is, or is deemed to be resident in Canada, is not affiliated with our company and has not entered into and will not enter into, with respect to the Notes acquired by such Holder, a “derivative forward agreement” as that term is defined in proposed amendments contained in a Notice of Ways and Means Motion that accompanied the federal budget tabled by the Minister of Finance (Canada) on March 21, 2013 (a “Resident Holder”).

This portion of the summary is not applicable to (i) a purchaser an interest in which is a “tax shelter investment”, (ii) a purchaser that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a “financial institution”, or (iii) a purchaser that reports its “Canadian tax results” in a currency other than Canadian currency, each as defined in the Tax Act. Such purchasers should consult their own tax advisors.

Taxation of Interest and other Amounts

A Resident Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a Note that accrues or is deemed to accrue to such Resident Holder to the end of that taxation year, or becomes receivable or is received by the Resident Holder before the end of such year, to the extent that such interest was not included in computing the Resident Holder’s income for a preceding taxation year.

Any other Resident Holder, including an individual, will be required to include in computing its income for a taxation year any interest on a Note that is received or receivable by such Resident Holder in that taxation year (depending on the method regularly followed by the Resident Holder in computing its income) to the extent that such interest was not included in computing the Resident Holder’s income for a preceding taxation year. Such a Resident Holder may also be required to include in the Resident Holder’s income, for any taxation year that includes an “anniversary day” (as defined in the Tax Act) of the Note, any interest or amount that is considered for the purposes of the Tax Act to be interest on the Note which accrues to the Resident Holder to the end of such day, to the extent that such interest was not otherwise included in computing the Resident Holder’s income for the year or a preceding taxation year. For this purpose, an “anniversary day” means the day that is one year after the day immediately preceding the date of issue of a Note, the day that occurs at every successive one year interval from that day and the day on which a Note is disposed of.

Where a Resident Holder is required to include an amount on account of interest on a Note that accrued in respect of the period prior to its date of acquisition, the Resident Holder will be entitled to a deduction in computing income of an equivalent amount. The adjusted cost base to the Resident Holder of the Note will be reduced by the amount which is so deducted.

If a Note is issued by our company at a discount from its face value, a Resident Holder who acquires the Note may be required to include an additional amount in respect of such discount in computing its income for the taxation year in which the Resident Holder acquired the Note, in taxation years in which such amount accrues or in the taxation year in which such discount is received or receivable by the Resident Holder, depending on the significance of such discount and whether our company is a corporation that is exempt from income tax pursuant to section 149 of the Tax Act at the time the Note is issued. Resident Holders should consult their own tax advisors in these circumstances as the treatment of the discount may vary with the facts and circumstances giving rise to the discount.

Any amount paid by our company to a Resident Holder as a premium, penalty or bonus because of early repayment of all or part of the principal amount of a Note before its maturity will be deemed to be received by the Resident Holder as interest on the Note at that time and will be required to be included in computing the Resident Holder’s income as described above, to the extent such amount can reasonably be considered to relate to, and does not exceed the value at the time of payment of, interest that, but for the repayment, would have been paid or payable by our company on the Note for a taxation year of our company ending after that time.

Disposition of Notes

On a disposition or deemed disposition of a Note, including a redemption, repayment prior to or on maturity or repurchase, a Resident Holder will generally be required to include in computing its income for the taxation year in which the disposition occurs the amount of interest that has accrued, or that has been deemed to have accrued, on the Note to that time except to the extent that such amount has otherwise been included in the Resident Holder’s income for the year or a preceding taxation year.

Generally, on a disposition or deemed disposition of a Note, including a redemption, payment on maturity or purchase for cancellation, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any amount included in the Resident Holder’s income as interest and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Note immediately before the disposition or deemed disposition. Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act (1) is not, and is not deemed to be, resident in Canada, (2) deals at arm’s length with any transferee resident (or deemed to be resident) in Canada to whom the Holder disposes of the Notes, and (3) does not use or hold, and is not deemed to use or hold, the Notes in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary assumes that no interest paid on the Notes will be in respect of a debt or other obligation to pay an amount to a person with whom our company does not deal at arm’s length, within the meaning of the Tax Act.

This portion of the summary is not applicable to a Non-Resident Holder that is a “specified shareholder” (as defined in subsection 18(5) the Tax Act) of our company or that does not deal at arm’s length for purposes of the Tax Act with a “specified shareholder” of our company. Generally, for this purpose, a “specified shareholder” is a shareholder that owns or is deemed to own, either alone or together with persons with which the shareholder does not deal at arm’s length for purposes of the Tax Act, shares of our capital stock that either (i) give such shareholders 25% or more of the votes that could be cast at an annual meeting of the shareholders or (ii) have a fair market value of 25% or more of the fair market value of all of the issued and outstanding shares of our capital stock. Such Non-Resident Holders should consult their own tax advisors.

No Canadian withholding tax will apply to interest, principal or premium paid or credited to a Non-Resident Holder by our company on a Note or to the proceeds received by a Non-Resident Holder on the disposition of a Note including a redemption, repayment prior to or on maturity or repurchase, unless all or any portion of such interest is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion or by reference to dividends paid or payable to shareholders of any class of shares of the capital stock of a corporation (the “Participating Debt Interest”). The interest on Fixed Rate Notes, and on Floating Rate Notes in respect of which the payment of interest is determined by reference to published rates of a central banking authority or one or more financial institutions, or to recognized market benchmark interest rates, is not Participating Debt Interest and, as such, no Canadian withholding tax will apply to interest paid or credited or deemed to be paid or credited on such Notes.

Generally, no other Canadian federal taxes on income or gains will be payable by a Non-Resident Holder on interest, principal or premium paid or credited to a Non-Resident Holder by our company on a Note or on the proceeds received by a Non-Resident Holder on the disposition of a Note including a redemption, repayment prior to or on maturity or repurchase.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following disclosure has been prepared without regard to the particular terms of any Notes that you may purchase in the future and, therefore, is provided solely as a matter of general information. You should not rely upon the following disclosure with regard to an investment in any particular Note because the disclosure does not take into account the terms of any particular Note or the tax consequences of investing in or holding any particular Note. Any Note that you purchase may have terms that would result in a tax treatment that is materially different from the treatment described below. There may be features or terms of your Note that will cause this tax section to be inapplicable to your Note. To the extent we deem necessary, we may include tax disclosure relevant to any Note you may purchase in any prospectus supplement or pricing supplement relating to your Note, and, unless the prospectus supplement or pricing supplement indicates otherwise, you should not rely on the tax disclosure below in deciding whether to invest in any Note. Moreover, in all cases, you should consult with your own tax advisor concerning the consequences of investing in and holding any particular Note you propose to purchase.

This section describes certain of the material United States federal income tax consequences of owning certain Notes that we may offer. It applies to you only if you acquire Notes in an offering and you hold Notes as capital assets (generally, property held for investment) for tax purposes. This section does not apply to persons other than U.S. holders (as defined below). The ownership of Notes that pay interest from sources within the United States may give rise to material United States federal income tax consequences to persons other than U.S. holders. If a particular offering of Notes is expected to pay interest from sources within the United States, the applicable prospectus supplement or pricing supplement will specify that fact and may discuss the material United States federal income tax consequences to persons other than U.S. holders of owning such Notes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a regulated investment company, a real estate investment trust, a tax-exempt organization (including a private foundation), an insurance company, a person that owns Notes that are a hedge or that are hedged against interest rate or currency risks, a person that holds Notes as part of a straddle, conversion transaction or a synthetic security or other integrated transactions for United States federal income tax purposes, a United States expatriate, a U.S. holder whose functional currency is not the U.S. dollar, a person subject to the alternative minimum tax, a financial institution, an entity or arrangement treated as a partnership for United States federal income tax purposes and its partners, a controlled foreign corporation or a passive foreign investment company.

This discussion does not address any tax consequences arising under United States federal gift and estate or other federal tax laws or under the tax laws of any state, local or non-United States jurisdiction. This discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on the income tax treaty between the United States of America and Canada. These laws are subject to differing interpretations or change, possibly on a retroactive basis. This discussion is not binding on the United States Internal Revenue Service (the “IRS”) or the courts.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) holds Notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding Notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in Notes.

You are urged to consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of Notes offered under this short form prospectus in your particular circumstances.

U.S. Holders

This section describes certain of the material United States federal income tax consequences of the acquisition, ownership and disposition of Notes by a U.S. holder. You are a U.S. holder if you are a beneficial owner of Notes and you are (i) a citizen or resident of the United States, (ii) a corporation, or other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States, any state in the United States or the District of Columbia, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if (A) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (B) it has made a valid election under applicable United States Treasury regulations to be treated as a United States person.

This section deals only with Fixed Rate Notes (i) that are due to mature 30 years or less from the date on which they are issued, and (ii) that are purchased pursuant to the offering to which the applicable prospectus supplement or pricing supplement relates at the offering price on the cover page of the applicable prospectus supplement or pricing supplement. The United States federal income tax consequences of owning Notes with a term of more than 30 years, Floating Rate Notes, Notes that are issued with original issue discount for United States federal income tax purposes, Notes that are not treated as debt for United States federal tax purposes or Notes that are treated as contingent payment debt obligations for United States federal tax purposes will be discussed, if material, in the applicable prospectus supplement or pricing supplement and will not, unless otherwise specified in the applicable prospectus supplement or pricing supplement, be treated in accordance with the discussion in this section.

Payments of Interest

In general, you will be taxed on any interest on your Notes, whether payable in Canadian dollars or any other currency, as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for United States tax purposes.

Unless the applicable prospectus supplement or pricing supplement states otherwise, Notes will, for United States federal income tax purposes, be accounted for as being issued by our company or one of its non-United States affiliates, rather than by a United States branch or subsidiary. Assuming this treatment is respected, interest paid by us on such Notes will generally be income from sources outside the United States, subject to the rules regarding the foreign tax credit allowable to a U.S. holder. Under the foreign tax credit rules, interest included in income from sources outside the United States will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit. If, on the contrary, a particular offering of Notes is expected to pay interest from sources within the United States, the applicable prospectus supplement or pricing supplement will state that fact, if material. Interest from sources within the United States is not foreign source income for purposes of computing the foreign tax credit.

Cash Basis Taxpayers. If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and you receive an interest payment that is denominated in, or determined by reference to, a currency other than the U.S. dollar, you must recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Accrual Basis Taxpayers. If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in, or determined by reference to, a currency other than the U.S. dollar by using one of two methods. Under the first method, you will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method, it will apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the IRS.

When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your Note, denominated in, or determined by reference to, a currency other than the U.S. dollar for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Purchase, Sale and Retirement of Notes

Your tax basis in your Note will generally be the U.S. dollar cost of your Note. If you purchase your Note with foreign currency, the U.S. dollar cost of your Note will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer or an accrual basis taxpayer that so elects and your Note is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of your Note will be the U.S. dollar value of the purchase price on the settlement date of your purchase.

You will generally recognize capital gain or loss on the sale or retirement of your Note equal to the difference between the amount you realize on the sale or retirement (other than amounts attributable to accrued interest not previously included in income, which will be subject to tax as interest income as discussed above, and exchange gain or loss with respect to the principal amount of the Note, as discussed below) and your tax basis in your Note. If your Note is sold or retired for an amount in a non-United States currency, the amount you realize will be the U.S. dollar value of such amount on the date the Note is disposed of or retired, except that in the case of a Note that is traded on an established securities market, as defined in the applicable Treasury regulations, a cash basis taxpayer, or an accrual basis taxpayer that so elects, will determine the amount realized based on the U.S. dollar value of the foreign currency on the settlement date of the sale. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to significant limitations.

You must treat any portion of the gain or loss that you recognize on the sale or retirement of a Note as ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

Exchange of Amounts in other than U.S. Dollars

If you receive non-U.S. currency as interest on your Note or on the sale or retirement of your Note, your tax basis in such currency will equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase foreign currency, you generally will have a tax basis equal to the U.S. dollar value of such currency on the date of your purchase. If you sell or dispose of such currency, including if you use it to purchase Notes or exchange them for U.S. dollars, any gain or loss recognized generally will be ordinary income or loss.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” in the case of individuals, and the “undistributed net investment income” in the case of estates and trusts for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in Notes.

Information With Respect to Foreign Financial Assets

Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. The Notes offered under this short form prospectus may be subject to these rules. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Information Reporting and Backup Withholding

In general, if you are a noncorporate U.S. holder, we and other payors may be required to report to the IRS all payments of principal, any premium and interest on a Note. In addition, we and other payors are required to report to the IRS any payment of proceeds of the sale of your Note before maturity within the United States. Additionally, backup withholding may apply to any payments, if you fail to provide an accurate taxpayer identification number, or if you are notified by the IRS that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns. You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by timely filing a refund claim with the IRS.

RISK FACTORS

In addition to the other information contained and incorporated by reference in this short form prospectus, a purchaser should consult its own financial and legal advisors and should carefully consider the following risk factors before investing in the Notes. Notes will not be an appropriate investment for a purchaser if the purchaser does not understand the terms of the Notes or financial matters in general. A purchaser should not purchase Notes unless the purchaser understands, and can bear, all of the investment risks involving the Notes. For a discussion of the risks to which our business and industry are subject, please see the section entitled “Risk Factors” in our company’s annual information form and the section entitled “Risk Management and Risk Factors” in our annual MD&A. In addition to those risks, an investment in the Notes is subject to the following additional risks:

We Must Receive Dividends and Other Payments from Our Subsidiaries in Order to Make Payments to Holders of Notes

We are a holding company that has no significant assets or operations other than the debt and equity of our subsidiaries. Our most significant subsidiary is Hydro One Networks Inc., a regulated wholly-owned subsidiary which owns and operates our transmission and distribution assets. We are dependent on dividends, interest, loans and other payments from this and other subsidiaries to meet our debt service and other obligations.

Our subsidiaries are separate legal entities and have no obligation to pay any amounts due under the Notes and, except for their respective obligations under existing intercompany debt obligations owing to us, have no obligation to make funds available to us, whether by dividends, interest, loans or other payments. In addition, these subsidiaries have not guaranteed the Notes. In the event of bankruptcy, liquidation or reorganization of any of our subsidiaries, the creditors of these subsidiaries will generally be entitled to the payment of their claims before any assets are made available for distribution to us, except to the extent that we are recognized as a creditor of those subsidiaries.

Our subsidiaries currently are not restricted in terms of their ability to pay dividends or make other payments to us, other than by solvency provisions under generally applicable Ontario corporate law. However, they could become so restricted in the future by, among other things, other laws as well as agreements to which they may become parties in the future.

There May Be No Trading Market for the Notes and if One Develops, the Notes May Be Subject to Trading Price Fluctuations

The Notes are new issues of securities for which, unless otherwise indicated in a prospectus supplement or pricing supplement, there is no existing trading market. We cannot predict whether any active trading market will develop for the Notes, even if the Notes are listed on a stock exchange.

Even if an active trading market develops for the Notes, the Notes could trade at prices that may be higher or lower than their initial offering prices, depending on many factors, including prevailing interest rates, our results of operations and financial position, the ratings assigned to the Notes and our other debt securities, and the markets for similar debt securities.

If you sell any Notes before their maturity, you may have to do so at a substantial discount from the issue price, and as a result you may suffer substantial losses.

Investors May Be Subject to the Risk of Exchange Rate Fluctuations

An investment in Notes that are denominated or payable in a currency other than the functional currency of the investor entails significant risks that are not associated with a similar investment in a security denominated in the functional currency of the investor. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the two currencies, the possibility of the imposition or modification of foreign exchange controls in respect of one or both of the currencies, and potential illiquidity in the secondary market. These risks generally depend on circumstances over which we have no control including political events, government policy and macroeconomic conditions. These risks will vary depending upon the currency or currencies involved and, where appropriate, will be more fully described in a prospectus supplement or pricing supplement.

In certain circumstances, investors may receive payments in currencies other than the currency in which the Notes are denominated. This may subject investors to exchange rate risk in respect of the conversion of principal and interest payments on the Notes from the currency in which the Notes are denominated to the currency of the payment which they receive, and they may also bear any costs of conversion incurred in connection therewith. For example, United States investors who hold Notes through DTC where CDS acts as Depository and who do not elect to receive principal and interest payments in Canadian dollars will be subject to exchange rate risk in respect of the conversion of Canadian dollar principal and interest payments to U.S. dollars, and will also bear any costs of conversion incurred in connection therewith.

The Notes will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. A judgment by a Canadian court relating to any Note may be awarded only in Canadian currency and such judgment may be based on a rate of exchange in existence on a day other than the day of payment.

This short form prospectus does not describe all the risks of an investment in the Notes denominated or payable in a currency other than an investor’s functional currency, and prospective investors should consult their own financial and legal advisor as to the risks entailed with respect thereto. Notes denominated in currencies other than an investor’s functional currency are not appropriate investments for investors who are unfamiliar with foreign currency transactions.

Changes in Interest Rates Will Affect the Market Price or Value of the Notes

Generally, the market price or value of the Notes will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline. Fluctuations in interest rates may also impact borrowing costs of our company which may adversely affect its creditworthiness. It is impossible to predict whether interest rates will rise or fall.

Changes in Creditworthiness or Credit Ratings May Affect the Market Price or Value of the Notes

The perceived creditworthiness of our company and changes in credit ratings of the Notes may affect the market price or value and the liquidity of the Notes. In addition, negative changes in our company’s credit rating may affect the credit ratings of the Notes.

Floating Rate Notes Are, By Their Nature, Uncertain

Investments in Floating Rate Notes entail risks not associated with investments in Fixed Rate Notes. The resetting of the applicable rate on a Floating Rate Note may result in a lower interest rate as compared to a Fixed Rate Note issued at the same time. The applicable rate on a Floating Rate Note will fluctuate in accordance with fluctuations in the instrument or obligation or other measure on which the applicable rate is based, which in turn may fluctuate and be affected by a number of interrelated factors, including economic, financial and political events over which our company has no control.

The Notes May Be Subject to Early Redemption

Depending on the terms of the Notes, we may have the right to redeem them, or the Notes may be automatically redeemable under some circumstances. If the Notes are redeemed, depending on the market conditions at the time of redemption, you may not be able to reinvest the redemption proceeds in a security with a comparable return.

LEGAL MATTERS

Certain legal matters in connection with any offering hereunder will be passed upon by Osler, Hoskin & Harcourt LLP for our company in respect of both Canadian and United States legal matters and by Blake, Cassels & Graydon LLP for the Dealers in respect of Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP in respect of United States legal matters. The partners and associates of Osler, Hoskin & Harcourt LLP and Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, less than one percent of the securities of our company or any associate or affiliate of our company.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of our company are KPMG LLP, Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario M5H 2S5. KPMG LLP is independent in Ontario in accordance with its rules of professional conduct.

Registers for the registration and transfer of the Notes issued in registered form are kept at the principal offices of the Transfer Agent in the City of Toronto. A U.S. affiliate of the Trustee and the Transfer Agent may also act as co-transfer agent for the Notes, but only to the extent necessary in connection with offers and sales of the Notes in the United States.